Exhibit 99.1

Tiziana to Host Investor Call with Key Opinion Leaders to Discuss Positive Phase 2a INFORM-MS Topline Results

●	Trial met primary endpoint with a statistically significant reduction in microglial activation on TSPO PET (p=0.0168)

●	Intranasal foralumab is the first non-invasive anti-CD3 therapy that has shown a favorable safety and tolerability profile at both doses studied

●	Clinically meaningful and statistically significant fatigue improvements in both dose arms after only 12 weeks underscore the strong therapeutic potential of nasal foralumab in a population with no FDA-approved therapies for na-SPMS

BOSTON, MA, November 5, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human anti-CD3 monoclonal antibody, today announced that it will host a conference call and webcast with Key Opinion Leaders (KOLs) to discuss the positive topline results from its Phase 2a INFORM-MS trial of intranasal foralumab in non-active secondary progressive multiple sclerosis (na-SPMS).

In this multi-center, randomized, double-blind, placebo-controlled Phase 2a trial, the 50μg dose of nasal foralumab delivered a clear and statistically significant immunomodulatory effect, producing a meaningful reduction in neuroinflammation as measured by TSPO PET imaging. Despite the short treatment duration of only 12 weeks, patients in both foralumab dose arms experienced clinically significant and statistically significant improvements in fatigue, a common and debilitating symptom of progressive MS. This exceeded the established threshold for clinical relevance and with greater improvements than placebo. These compelling dual outcomes in a population with no FDA-approved disease-modifying therapies represent a major step forward and support advancement to a pivotal trial.

The call will feature:

●	Tanuja Chitnis, M.D., Principal Investigator of the INFORM-MS trial and Professor of Neurology at Harvard Medical School / Brigham and Women’s Hospital

●	Tarun Singhal, MBBS, M.D., M.B.A., Founding Director, NeuroPET Program, Ann Romney Center for Neurologic Diseases, Brigham and Women’s Hospital, Mass General Brigham, and Associate Professor of Neurology at Harvard Medical School

●	Howard L. Weiner, M.D., Chairman of Tiziana’s Scientific Advisory Board, Robert L. Kroc Professor of Neurology at Harvard Medical School, Co-Director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, and whose laboratory discoveries form the scientific foundation for the development of intranasal foralumab

Drs. Chitnis, Singhal and Weiner will review the trial’s dual primary endpoint results and secondary clinical findings. Key topics will include:

●	The primary endpoint reaching a statistically significant reduction in microglial activation measured by [¹⁸F]PBR06 TSPO PET imaging in the 50 μg nasal foralumab arm versus placebo (p=0.0168), the dose for which we enrolled a sufficient number of patients for this study to be powered for statistical significance

●	Interpretation of the observed variance in PET outcomes between the 50 μg dose and the exploratory 100 μg dose (our previous Phase 1 study demonstrated that 250 μg had minimal immunomodulatory effects compared to the 50 μg dose)

●	Clinically meaningful and statistically significant improvements in Modified Fatigue Impact Scale (MFIS) scores from baseline in both foralumab treatment arms after only 12 weeks of therapy, an endpoint for which this study was not powered for statistical significance

●	The overall favorable safety and tolerability profile across both doses

In the INFORM-MS trial, foralumab-treated subjects showed statistically significant improvements in MFIS Total Score compared with their own baseline: a –6.17 point decrease in the 50 μg arm (p=0.035) and a –7.18 point decrease in the 100 μg arm (p=0.040). No significant change was observed in the placebo group (–3.12 points). These reductions exceed the threshold for clinical significance and align with previously reported findings from the Company’s expanded access program in na-SPMS, in which patients have been dosed with foralumab for up to three years.

Conference Call Details

Date: November 9th 2026
Time: 12:00pm ET / 17:00pm GMT
Webcast link: https://edge.media-server.com/mmc/p/7ox8odig

A replay of the call will be available on the Investors section of the Company’s website following the live event.

“Following our strong Phase 2 results, we are pleased to provide the investor and scientific community with the opportunity to hear directly from the leading investigators who guided INFORM-MS,” said Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences. “Drs. Chitnis, Singhal and Weiner will offer important perspectives on the PET imaging results, including the differences observed across dose groups, as well as the clinically significant MFIS improvements seen at both dose levels. These data further support the biological and clinical activity of intranasal foralumab in a patient population with significant unmet need.”

As previously announced, the randomized, double-blind, placebo-controlled INFORM-MS trial met its dual primary endpoints of safety/tolerability and reduction in microglial activation on TSPO PET imaging in the 50 μg arm. Both the 50 μg and 100 μg doses were well tolerated, with all 48 participants completing treatment and no study-drug related serious adverse events reported.

Tiziana intends to complete the full analysis of the INFORM-MS data set, present detailed results at an upcoming scientific congress, and engage with the U.S. Food and Drug Administration regarding next steps in the clinical development of intranasal foralumab for na-SPMS.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. Intranasal foralumab is also currently being studied in additional Phase 2 trials in AD, ALS, and MSA.

Intranasal foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative intranasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that concern matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated or projected in the forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the current beliefs and expectations of Tiziana’s management and statements regarding completion of the INFORM-MS data analysis, presentation of detailed results, engagement with the FDA and potential further clinical development of intranasal foralumab. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2025, and other periodic reports filed with the SEC from time to time. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

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